U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                    (AMENDMENT NO.     )

                                   INNOVATION HOLDINGS

                                      COMMON STOCK

                                        457697100
                                       (CUSIP NUMBER)


                    1901 Avenue of the Stars, Los Angeles, Ca  90067

                                        May 23, 2003
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of above Persons (entities only): LeAnna M. Sidhu.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)_________________________________________________________________
(b)_________________________________________________________________

3.  SEC Use Only:
____________________________________________________________________

4.  Source of Funds (See Instructions):  OO
____________________________________________________________________

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e):
____________________________________________________________________

6.  Citizenship or Place of Organization:  United States Citizen
______________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  300,000,000
______________________________________________________________________

8.  Shared Voting Power:
______________________________________________________________________

9.  Sole Dispositive Power:  300,000,000
______________________________________________________________________

10. Shared Dispositive Power:
______________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  300,000,000
______________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
______________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  17.56%
______________________________________________________________________

14.  Type of Reporting Person:  IN
______________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
______________________________________________________________________
______________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

Innovation Holdings
Common Stock, $.001 par value
1901 Avenue of the Stars, Suite 1710
Los Angeles, CA  90067

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: LeAnna M. Sidhu
(b)  4001 S. Decatur Blvd., #37-560, Las Vegas, NV  89103
(c)  None
(d)  None
(e)  United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

LeAnna M. Sidhu, agreed to perform certain consulting services for the Issuer in exchange for 300,000,000 shares of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of these transactions were to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting including but not limited to financial management and advising services.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

LeAnna M. Sidhu acquired 300,000,000 of the common shares of the Issued May 23, 2003. After LeAnna M. Sidhu's acquisition of the aforementioned shares of the Issuer on May 23, 2003, such amount represented approximately 17.56 % of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:  June 2, 2003                    /s/  LeAnna M. Sidhu
                                       LeAnna M. Sidhu